ORIGINAL

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K



08053929

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 0-19345

A.   Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its
principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedule

INDEX TO EXHIBITS

Number	Description
23.1	Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 26, 2008   By: _____

John T. Stunda
Senior Vice President of Human Resources

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2007 and 2006

Contents



SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. R. Snodgrass, A.C.

Wexford, PA
June 20, 2008

S.R. Snodgrass, A.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsmile: (724) 934-0345

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

| | December 31 | |
	2007	2006
Assets		
Contributions receivable	$ 31,894	$ 14,915
Investments	10,695,563	10,175,980
Loans to participants	216,219	242,264
Total assets	10,943,676	10,433,159
Liabilities		
Excess contributions payable	6,672	6,658
Net assets available for benefits	$ 10,937,004	$ 10,426,501

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

| | Years ended December 31 | |
	2007	2006
Additions		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (433,550)	$ 372,048
Dividends and interest income	622,939	552,533
Total investment income	189,389	924,581
Contributions:		
Employer	252,529	240,157
Participant	569,816	548,371
Employee rollovers	816	-
Rollovers from ESOP	83,306	13,448
Total contributions	906,467	801,976
Total additions	1,095,856	1,726,557
Deductions		
Distributions to participants	(572,187)	(441,345)
Excess contribution payable	(6,672)	(6,658)
Other expenses	(6,494)	(7,283)
Total deductions	(585,353)	(455,286)
Net increase	510,503	1,271,271
Net assets available for benefits:		
Beginning of year	10,426,501	9,155,230
End of year	$ 10,937,004	$ 10,426,501

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

On May 14, 1995, the Company established the Plan by merging the Economy Savings Bank, PASA Employee Savings Plan and the Ellwood Federal Savings Bank Retirement Savings and Profit Sharing Plan. On January 1, 2000, the Plan was amended and restated to allow for employee contributions and employer matching contributions of Company common stock. Effective January 1, 2003, the Plan was amended and restated to change trustees of the Plan for Connecticut General Life Insurance Company (CIGNA) to Franklin Templeton Investor Services Inc. (Franklin Templeton). As such, on December 31, 2002, all of the Plan's investment, excluding Company common stock and participant loans, were liquidated awaiting transfer to Franklin Templeton on January 2, 2003 at which time the funds were reinvested into similar fund categories. In December 2007, Great West Retirement Services assumed record keeping responsibilities and Orchard Trust Company LLC was appointed as Plan Trustee.

Contributions

Each year, participants may voluntarily contribute the lesser of $15,500 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,000 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Fund. Effective January 1, 2007, employees have the ability to diversify the employer match from the ESBF Common Stock Fund to one of the plan's other investment options. During 2007 and 2006, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $83,306 and $13,448 was transferred from the Company's ESOP to the Company's Retirement Savings Plan in the years 2007 and 2006, respectively.

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

Investments

Investments are reflected at the current value and include: a common collective trust, mutual funds and an employer stock fund. The market value of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Forfeitures

Forfeitures of matching contributions amounted to $128 and $6,554 during 2007 and 2006, respectively. Forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income from both the Company Common Stock Fund and the managed funds are recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2007 and 2006, and interest and dividend income and net depreciation in fair value of investments for the years ended December 31, 2007 and 2006, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

For the years ended December 31, 2007 and 2006, the Plan's investments (including investments bought, sold, and held during the year appreciated (depreciated) in fair value as determined by quoted market prices as follows:

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	2007	
	Current Value	**Net Realized/ Unrealized Appreciation (Depreciation)**
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
FRK Stable Value	$ 1,877,517 *	$ -
Pimco Total Return Fund	474,603	15,098
Franklin Income Fund	1,047,431 *	(32,777)
Franklin Equity Income	418,531	(41,509)
FT Conservative Target	210,355	1,012
Mutual Discovery Fund	662,071 *	39,593
FRK Real Estate	412,628	(200,623)
FT Moderate Target Fund	719,891 *	8,983
Mutual Shares Fund	863,363 *	(24,497)
Templeton Foreign Fund	430,787	(30,795)
Franklin Small Cap Value	498,016	(36,624)
FRK Capital Growth Fund	782,662 *	36,285
FT Growth Target Fund	491,696	9,715
ESB Financial Corporation Common Stock Fund	368,267	(36,536)
	9,257,818	(292,675)
Non-participant-directed investments:		
ESB Financial Corporation Common Stock Fund	1,437,745 *	(140,875)
	$ 10,695,563	$ (433,550)

* Fair value of investment represents 5% or more of the Plan's net assets

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	2006	
	Current Value	Net Realized/ Unrealized Appreciation (Depreciation)
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
FRK Stable Value	$ 1,888,492 *	$ -
Pimco Total Return Fund	443,099	(4,248)
Franklin Income Fund	953,761 *	86,234
Franklin Equity Income	442,633	29,506
FT Conservative Target	117,347	3,224
Mutual Discovery Fund	556,571 *	67,585
FRK Real Estate	670,619 *	15,290
FT Moderate Target Fund	578,344 *	32,869
Mutual Shares Fund	825,526 *	61,426
Templeton Foreign Fund	337,199	23,280
Franklin Small Cap Value	492,185	37,527
FRK Capital Growth Fund	777,220 *	45,705
FT Growth Target Fund	355,089	31,803
ESB Financial Corporation Common Stock Fund	371,447	(13,473)
	8,809,532	416,727
Non-participant-directed investments:		
ESB Financial Corporation Common Stock Fund	1,366,448 *	(44,679)
	$ 10,175,980	$ 372,048

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

	Years ended December 31,		
	2007		2006
Beginning Balance	$ 1,366,448	$	1,204,951
Change in net assets:			
Contributions	256,815		251,646
Transfers	(26,168)		0
Dividends/Interest	52,181		34,030
Net depreciation in fair value of investment	(140,875)		(44,679)
Distributions to participants	(70,655)		(72,946)
Other expenses	0		(6,554)
Ending Balance	$ 1,437,745	$	1,366,448

4. Parties-in-Interest

The Plan Sponsor (the Company) controls and manages the operation and administration of the Plan. The trustee (Orchard Trust Company LLC) is the custodian for the ESBF common stock. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2007 and 2006 those fees totaled approximately $6,800 and $10,900.

At December 31, 2007 and 2006, the Plan held an aggregate of 180,600 and 157,702 shares of ESB Financial Corporation common stock valued at $1,806,012 and $1,737,895, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in ESB Financial Corporation Retirement Savings Plan, contributions receivable, and loans to participants would be considered financial instruments. At December 31, 2007 and 2006, the carrying amounts of these financial instruments approximate fair value.

ESB Financial Corporation Retirement Savings Plan

EIN: 25-1659846   Plan Number: 002

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
FRK Stable Value	Common collective trust	$ 1,877,517	$ 1,877,517
Pimco Total Return Fund	Mutual fund	469,498	474,603
Franklin Income Fund	Mutual fund	984,723	1,047,431
Franklin Equity Income	Mutual fund	422,398	418,531
FT Conservative Target	Mutual fund	198,760	210,355
Mutual Discovery Fund	Mutual fund	515,258	662,071
FRK Real Estate	Mutual fund	544,738	412,628
FT Moderate Target Fund	Mutual fund	608,914	719,891
Mutual Shares Fund	Mutual fund	747,303	863,363
Templeton Foreign Fund	Mutual fund	414,382	430,787
Franklin Small Cap Value	Mutual fund	447,431	498,016
FRK Capital Growth Fund	Mutual fund	632,542	782,662
FT Growth Target Fund	Mutual fund	395,829	491,696
ESB Financial Corporation:			
Common stock*	180,600 shares	2,136,923	1,806,012
Participant loans*	Interest rates range from 4.00% to 8.25% and have maturity dates through 2022	216,219	216,219

*—Party-in-interest to the Plan

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm



SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the previously filed Registration Statement on Form S-8 File No. 333-95725 pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated June 20, 2008, which report appears in the December 31, 2007, Annual Report on Form 11-K.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
June 26, 2008



END